Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 17, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s and RDIF receive approval to conduct clinical trial for Sputnik V vaccine in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

Dr. Reddy’s and RDIF receive approval to conduct clinical trial for Sputnik V vaccine in India

Hyderabad, India, October 17, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) and Russian Direct Investment Fund (RDIF), Russia’s sovereign wealth fund, today announced that they have received approval from the Drug Control General of India (DCGI) to conduct an adaptive phase 2/3 human clinical trial for Sputnik V vaccine in India. This will be a multi-center and randomized controlled study, which will include safety and immunogenicity study.

Earlier in September 2020, Dr. Reddy’s and RDIF entered into a partnership to conduct clinical trials of Sputnik V vaccine and its distribution in India. As part of the partnership, RDIF shall supply 100 million doses of the vaccine to Dr. Reddy’s upon regulatory approval in India.

G V Prasad, Co-chairman and Managing Director, Dr. Reddy’s Laboratories, said “This is a significant development that allows us to commence the clinical trial in India and we are committed to bringing in a safe and efficacious vaccine to combat the pandemic.”

Kirill Dmitriev, CEO of the Russian Direct Investment Fund, said, “We are pleased to collaborate with the Indian regulators and in addition to Indian clinical trial data, we will provide safety and immunogenicity study from the Russian phase 3 clinical trial. This data will further strengthen the clinical development of Sputnik V vaccine in India.”

On August 11, 2020, the Sputnik V vaccine developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia and became the world’s first registered vaccine against COVID-19 based on the human adenoviral vectors platform. Sputnik V is currently undergoing phase 3 clinical trial in Russia and the proposed number of subjects is 40,000. Additionally, phase 3 clinical trial of the vaccine has commenced in the UAE last week.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Russian Direct Investment Fund (RDIF) is Russia's sovereign wealth fund established in 2011 to make equity co-investments, primarily in Russia, alongside reputable international financial and strategic investors. RDIF acts as a catalyst for direct investment in the Russian economy. RDIF’s management company is based in Moscow. Currently, RDIF has experience of the successful joint implementation of more than 80 projects with foreign partners totaling more than RUB1.9 tn and covering 95% of the regions of the Russian Federation. RDIF portfolio companies employ more than 800,000 people and generate revenues which equate to more than 6% of Russia’s GDP. RDIF has established joint strategic partnerships with leading international co-investors from more than 18 countries that total more than $40 bn. Further information can be found at www.rdif.ru

For additional information contact: Dr. Reddy’s Laboratories Ltd. Amit Agarwal, Investor Relations / Aparna Tekuri, Media Relations E-mail: amita@drreddys.com / aparnatekuri@drreddys.com

Russian Direct Investment Fund

Arseniy Palagin, Press Secretary

Tel: +44 (0) 20 7796 4133 Tel: +7 495 644 34 14, ext. 2395 Mobile: +7 916 110 31 41 E-mail: arseniy.palagin@rdif.ru

Andrew Leach / Maria Shiryaevskaya Tel: +44 (0) 20 7796 4133